VF 3-18-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 3/16/2004

04015882

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Czarniak 212.207.9056
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3.25.04

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Andrea Czarniak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau Securities, Inc., as of 31-Dec-03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

VIRGINIA CARSON-SMITH
Notary Public, State of New York
No. 24-4867959
Qualified in Queens County
Certificate Filed in New York County
Commission Expires November 10, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau Securities Inc.

Statement of Financial Condition
December 31, 2003

Itau Securities Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Itau Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau Securities Inc. (the "Corporation") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2004

Itau Securities Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 3,098,776
Due from affiliate	42,848
Receivable from clearing broker	181,122
Fail to deliver	510,878
Receivable from customers	88,045
Furniture and fixture, equipment and leasehold improvements, net of accumulated depreciation and amortization $171,125	362,305
Taxes Receivable	29,368
Deferred taxes	108,182
Other assets	44,572
Total assets	$ 4,466,096
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 443,223
Due to affiliate	128,496
Fail to receive	88,045
Payable to customers	510,878
Taxes payable to parent	47,511
Total liabilities	1,218,153
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	2,999,900
Retained earnings	27,947
Net income	219,996
Total stockholder's equity	3,247,943
Total liabilities and stockholder's equity	$ 4,466,096

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itau Securities Inc. (the "Corporation") was incorporated in November 2001. The Corporation was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association for Securities Dealers, Inc. on June 13, 2002. The Corporation engages primarily in brokerage and investment advisory services with respect to Eurobonds, U.S., and non-U.S. securities. The Corporation is a wholly owned subsidiary of Itau USA Inc., formerly Itau Brazil Inc. (the "Parent").

The Corporation acts as an agent for customers in the purchase and sale primarily of U.S. and non-U.S. securities. The Corporation executes and clears all of its U.S. securities trades through Pershing LLC and non U.S. securities trades through its affiliates. These trades are settled on a delivery versus payment basis. In 2003, the Corporation was approved as a Futures Commission Merchant. They have not commenced futures business.

2. Significant Accounting Policies

Financial instruments which are readily convertible in cash and have a maturity date of three months or less at date of acquisition are considered to be cash and cash equivalents.

Receivable from clearing broker represents cash deposits and income earned on such deposits.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The corporation has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Corporation maintains minimum net capital, as defined. As of December 31, 2003, the Corporation had net capital of $2,592,609, which was $2,342,609 in excess of the required net capital of $250,000.

The Corporation operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or a U.S. clearing broker and claims exemption under section (K)(2)(i) and (K)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Corporation complies with the provisions of Financial Accounting Standards Board Statement of financial Accounting Standard No. 109 "Accounting for Income Taxes". FAS 109 requires the liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded

At December 31, 2003, the Corporation had deferred tax assets of approximately $155,214 and liabilities of $47,032 comprised net of $58,542 Federal and $49,640 State and Local. The gross deferred tax assets reflect the tax effect of start-up expenditures. The gross deferred tax liabilities reflect the tax effect of fixed assets depreciation.

5. Commitments and Contingencies

The Corporation subleases office space and certain equipment under an operating lease expiring on May 31, 2009. Aggregate minimum annual rental commitments are as follows:

Year Ending December 31,		
2004	$	130,442
2005		130,442
2006		130,442
2007		130,442
2008		130,442
2009		130,442
Total minimum future rental payments	$	782,652

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is involved in the execution and settlement of various securities transactions. The Corporation introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker (Pershing LLC), which clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Corporation for counterparty nonperformance. As the right to charge the Corporation has no maximum amount and applies to all trades executed through the clearing broker, the Corporation believes there is no maximum amount assignable to this right. At December 31, 2003, the Corporation has recorded no liabilities with regard to the right.

In addition, the Corporation has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

7. Related Party Transactions

A summary of significant related party transactions are as follows:

(a) At December 31, 2003 the Corporation had a receivable of $33,798 resulting from trading commissions.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and
Stockholder of Itau Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Itau Securities Inc. (the "Corporation") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

(2) Determining compliance with the exemptive provisions of Rule 15c3-3;

(3) Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13; and

(4) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

(1) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

(2) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

(3) Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon computations; and

PRICEWATERHOUSECOOPERS

(4) Making the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the CFTC.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, of Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2004